Exhibit 19
The RealReal - Insider Trading Policy

The RealReal, Inc. (the Company or TRR), has established this Insider Trading Policy in accordance with the Company’s Code of Business Conduct and Ethics and Insider Trading laws.
This Insider Trading Policy applies to the Company and all of the following Insiders:

•all employees of the Company;
•all consultants, contractors, vendors or other persons associated with the Company who may have access to Material Non-Public Information about the Company; and
•all members of the Company’s Board of Directors.

This Insider Trading Policy is organized in question and answer format. All bolded terms are defined in this document. If you have any questions about this Insider Trading Policy, please contact InsiderTradingPolicy@therealreal.com.

Table of Contents

1.	Background and Definitions
	1.1	What is Insider Trading?
	1.2	What is Material Non-Public Information?
	1.3	Does my family or do members of my household have to comply with this Insider Trading Policy?
	1.4	Who are Designated Insiders?
	1.5	What is a Trading Window, or what is a Blackout Period?
	1.6	When does the Trading Window Open?
	1.7	When does the Trading Window Close?
	1.8	Will I receive reminders when the Trading Window opens and closes?
	1.9	What is a Special Blackout Period?
	1.10	What if I am unsure if I am in possession of Material Non-Public Information?
	1.11	Who do I contact if I have questions about, or to report violations of, this Insider Trading Policy?
2.	Compliance with this Insider Trading Policy
	2.1	What types of transactions does this Insider Trading Policy apply to?
	2.2	What is prohibited by this Insider Trading Policy?
	2.3	What are the penalties for Insider Trading or violating this Insider Trading Policy?
	2.4	Are there exceptions to this Insider Trading Policy?
	2.5	What do I need to do to trade Company securities in an Open Trading Window?
3.	Rule 10b5-1 Plans
	3.1	What is a Rule 10b5-1 Plan?
	3.2	How do I put a Rule 10b5-1 Plan in place?
	3.3	What are the requirements for putting a Rule 10b5-1 Plan in place?
	3.4	May I use my regular broker for a Rule 10b5-1 Plan?
	3.5	May I trade alongside my Rule 10b5-1 Plan or have multiple Rule 10b5-1 Plans?
	3.6	May I trade in the open market if my Rule 10b5-1 Plan expires?
	3.7	May I amend or terminate my Rule 10b5-1 Plan?
	3.8	What is the record retention requirement for Rule 10b5-1 Plans?
4.	Administration of this Policy
5.	Training
6.	Document Review and Approval Requirements

Exhibit 19

1.Background and Definitions

To promote compliance with Insider Trading Laws, which include applicable laws, rules, regulations and listing standards, it is the Company’s policy not to engage in transactions of Securities in violation of Insider Trading Laws. Policies and procedures with respect to individuals and other entities subject to this Insider Trading Policy are reflected below.
1.1.What is Insider Trading?

The term Insider Trading generally refers to the illegal trading in a company’s stock (and or securities as defined below) on the basis of Material Non-Public Information whether or not intentional. Sharing Material Non-Public Information about the Company with anyone, whether or not you received any compensation for, is known as ”tipping” or a “tip”, and is another form of prohibited Insider Trading.
Securities include common stock, options, preferred stock, debt securities, convertible securities or any similar securities, as well as any derivative securities relating to any of the securities whether you received the securities from the issuer of such securities (i.e. the Company in the case of TRR Securities) or obtained, or plan to obtain, such securities from third-parties or on the open market.
*Please note: Your obligation not to disclose Material Non-Public Information is in addition to any other confidentiality obligations applicable to you as a result of your employment by, or other relationship with, the Company. Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with federal Insider Trading Laws.
1.2.What is Material Non-Public Information?

In general, Material Non-Public Information is defined broadly and includes any information that is not widely available to the public and that a reasonable person would consider important when making an investment decision.
For information to be considered available to the public, it needs to be shared in a way designed to reach investors generally, and investors must be given an opportunity to absorb it. Practically speaking that means that the information: (a) has been disclosed through a press release or a filing with the U.S. Securities and Exchange Commission (SEC), or through a widely attended conference call or presentation that is available to the public through a webcast or dial-in number; and (b) two full trading days need to have passed to allow the news to be “digested” by the public. While it is not possible to define all categories of material information some examples are:
▪Financial performance or projections such as earnings, planned guidance and liquidity
▪Proposed acquisitions, divestitures or restructurings, a possible change in control or other major transactions
▪Major personnel or significant changes in senior management
▪Actual or threatened, or resolution of, major litigation or governmental investigation exposure or developments

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▪Development of a significant new product, product line, service or process, including technology
▪Unanticipated changes in sales, orders, costs or expenses
▪Awards of significant new contracts, orders, or the loss thereof
▪Cybersecurity incidents
▪Significant accounting developments
▪Potential changes to credit ratings
▪Major marketing changes
▪Proposed dividends or stock splits, public or private securities offerings

Whether information is Material Non-Public Information is difficult to evaluate in the abstract and, unfortunately, is typically assessed with the benefit of hindsight. Either positive or negative information may be Material Non-Public Information and does not have to relate specifically to the Company’s business.
You should treat all information you learn about the Company or its business plans as confidential and proprietary to the Company. Inadvertent disclosure of confidential information may expose you and the Company to significant risk of investigation and litigation.
Accordingly, it is important that responses to inquiries about the Company by the press, investment analysts or any other inquiries are made only through authorized individuals. Please contact investorrelations@therealreal.com and press@therealreal.com if you receive any inquiries.
1.3.Does my family or do members of my household or entities I control have to comply with this Insider Trading Policy?
Any member of your immediate family, and any person who resides in your household, adult or minor and whether or not related to you, and any entity over which you have control or influence with respect to a transaction in Securities (e.g., a trustee of a trust or an executor of an estate) or in which you have a material financial interest (for example, a trust of which the employee is a beneficiary, must comply with this Insider Trading Policy. Likewise, when we refer to “you,” we also mean each of the people and entities listed above with respect to you. Because the people and entities listed above are covered by this Insider Trading Policy, you will be responsible for their transactions in TRR Securities and, in order to maintain your compliance with this Insider Trading Policy, you should ensure that they do not transact in TRR Securities without your clearance. If any member of your immediate family or your household or an entity you control is charged with Insider Trading, you will also likely be charged with Insider Trading. In addition, you should ensure that you do not share Material Non-Public Information or other confidential information about the Company with anyone else, including parents, siblings, cousins, aunts, uncles, etc., or with anyone you are otherwise affiliated with, such as business partners or associates or other advisors.
1.4.Who are Designated Insiders?

Designated Insiders are subject to additional trading restrictions under this Insider Trading Policy. The term Designated Insiders includes:

▪all employees of the Company who are:

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•at the level of “director” or above,
•a member of the legal or finance teams
•at the level of “manager” and above and a member of the product team, or
•otherwise have access to Material Non-Public Information about the Company;
▪all consultants, vendors or other persons associated with the Company who may have access to Material Non-Public Information about the Company;
▪all members of the Company’s Board of Directors.

1.5.What is a Trading Window, or what is a Blackout Period?

To ensure compliance with this Insider Trading Policy and to avoid even the appearance of trading on the basis of Material Non-Public Information, the Company will close the Trading Window for Designated Insiders when the Company’s quarterly financial results could be “deemed” known by Designated Insiders, which is generally the middle of the last month of each quarter. The Trading Window will generally open again two (2) full trading days after the Company announces its quarterly earnings. You should not expect that the Trading Window will open on any particular date or remain open for any minimum period of time. The timeframe when the Trading Window is closed is also referred to as a Blackout Period. For more information about the timing of the Trading Window opening and closing, please see Section 1.6 and Section 1.7 below.
*Please Note: Trading in TRR Securities when the Trading Window is open and you have been granted clearance to do so is not a guarantee that you have not illegally engaged in Insider Trading. You may be in possession of Material Non-Public Information and you should use good judgement at all times. Any questions should be directed to InsiderTradingPolicy@therealreal.com before you trade in TRR Securities.
**You are responsible at all times for compliance with the prohibitions against Insider Trading.

1.6.When does the Trading Window Open?

As discussed in Section 1.5 above, additional trading restrictions apply to Designated Insiders. Each quarter, the Trading Window for Designated Insiders generally opens two (2) full trading days after the Company’s quarterly earnings announcement.
Any questions should be directed to InsiderTradingPolicy@therealreal.com before you trade in any TRR Securities.
1.7.When does the Trading Window Close?

Each quarter, the Trading Window generally closes for Designated Insiders on the 15th day of the last month of every quarter (March 15th, June 15th, September 15th, December 15th), subject to any Special Blackout Period as described in Section 1.9 below. If you are a Designated Insider, this generally means that the last trading day is the 14 th of the last month of every quarter.
If the 14 th day falls on a weekend, then the last trading day is the preceding Friday. If the 14th day falls on a holiday, then the last trading day is the trading day before the 14 th.

Exhibit 19
Any questions should be directed to InsiderTradingPolicy@therealreal.com before you trade in any TRR Securities.
1.8.Will I receive reminders when the Trading Window opens and closes?
If you are a Designated Insider, you will receive a courtesy email confirming the date that the Trading Window will open and when the Trading Window is expected to close.

Also, approximately one week before the Trading Window closes, if you are a Designated Insider, you will typically receive a courtesy email confirming the date that the Trading Window will close.
When you receive these emails, please make note of the relevant dates.
If you will be unable to access your TRR email, for example if you are on leave or holiday, please provide InsiderTradingPolicy@therealreal.com with an alternate email. You are responsible for observing the closed Trading Window whether or not you receive the courtesy email. Your account in eTrade will be blocked for trading when the Trading Window closes. However, if your account in eTrade is inadvertently left unblocked, you are still responsible for observing the closed Trading Window.
*Please Note: You are responsible for observing the closed Trading Window whether or not you receive these courtesy emails.
1.9.What is a Special Blackout Period?

The Company may need to impose a Special Blackout Period and you may receive an email notification that a Special Blackout Period is in effect and that you may not trade in TRR Securities until the Special Blackout Period has ended. Special Blackout Periods may apply to all Insiders, not just Designated Insiders. You may not disclose the existence of the Special Blackout Period to any other person. Failure to receive an email of a Special Blackout Period will not protect you from allegations of Insider Trading or violating this Insider Trading Policy if you are in possession of Material Non-Public Information and trade in TRR Securities.
1.10.What if I am unsure if I am in possession of Material Non-Public Information?

Please contact InsiderTradingPolicy@therealreal.com if you have any questions.

1.11.Who do I contact if I have questions about, or wish to report a violation of, this Insider Trading Policy?
Please contact InsiderTradingPolicy@therealreal.com if you have any questions or concerns or to report a violation of this policy. You may also report any violations of this Insider Trading Policy via the Company’s anonymous ethics hotline 24 hours, 7 days a week at 1-844-288-5309 or www.therealreal.ethicspoint.com. If you become aware of any violation of this Insider Trading Policy, you should report it immediately. You will not be disciplined or retaliated against in any way for reporting violations of this Insider Trading Policy in good faith.
2.Compliance with this Insider Trading Policy

Exhibit 19

2.1.What types of transactions does this Insider Trading Policy apply to?

This Insider Trading Policy applies to all of the following Restricted Transactions involving Securities (whether undertaken directly by you or indirectly by anyone else on your behalf):

•Purchase
•Sale
•Exercise of stock options
•Put or call
•Short sale
•Hedging
•Gifts
•Transfers for estate planning purposes
•Pledging or margin account
•Any transactions similar to the above

Securities include common stock, options, preferred stock, debt securities, convertible securities or any similar securities, as well as any derivative securities relating to any of the securities whether you received the securities from the issuer of such securities (i.e. the Company in the case of TRR Securities) or obtained, or plan to obtain, such securities from third-parties or on the open market.
Derivative Securities include any trade in any interest or position relating to the future price of securities, such as a put, call or short sale, or any hedging transactions with the securities or using securities as collateral for margin accounts or pledging of securities.
You MAY NOT engage in Derivative Transactions in TRR Securities AT ANY TIME.

If you are in possession of Material Non-Public Information when you cease to be an Insider, this Insider Trading Policy will continue to apply until that Material Non-Public Information has become public or is no longer material.
If you have any questions about whether a transaction is subject to this Insider Trading Policy, please contact InsiderTradingPolicy@therealreal.com before engaging in that transaction.
2.2.What is prohibited by this Insider Trading Policy?

You MAY NOT engage in Restricted Transactions in TRR Securities (subject to the exceptions below), while you are in possession of Material Non-Public Information about the Company. This prohibition also applies to transactions in the securities of other companies about which you may learn Material Non-Public Information while working for the Company.
You MAY NOT communicate Material Non-Public Information to anyone who may trade in TRR Securities (or any other securities). You may not have another person trade TRR Securities (or any other securities) for you if you are in possession of Material Non-Public Information relevant to those securities.

Exhibit 19
You MAY NOT engage in Derivative Transactions in TRR Securities AT ANY TIME.
Derivative Transactions include any trade in any interest or position relating to the future price of TRR Securities, such as a put, call or short sale, or any hedging transactions with the TRR Securities or using TRR Securities as collateral for margin accounts or pledging of securities.
*Please Note: It is your responsibility to determine whether you are in possession of Material Non-Public Information even if the Trading Window is open and you have been granted clearance to trade. Any questions should be directed to InsiderTradingPolicy@therealreal.com before you trade in any TRR Securities.
** You MAY NOT trade in the securities of any company if you have Material Non-Public Information about that company.
2.3.What are the penalties for Insider Trading or violating this Insider Trading Policy?

The consequences of violating the Insider Trading Laws can be severe and can include civil and criminal sanctions and penalties, including imprisonment. If you fail to comply with this Insider Trading Policy, you will be subject to TRR-imposed sanctions, including dismissal, regardless of whether your failure to comply with this Insider Trading Policy results in a violation of law. The Company reserves the right to determine, in its own discretion and on the basis of the information available to it, whether you have violated this Insider Trading Policy. The Company is not required to wait for the filing or conclusion of a civil or criminal action by the SEC or the Department of Justice or any other entity or person.
If you provide any Material Non-Public Information to any other person who purchased or sold TRR Securities while in possession of such Material Non-Public Information, you will also be subject to severe civil and criminal sanctions and penalties, including imprisonment.
2.4.Are there exceptions to this Insider Trading Policy?

The only exceptions to this Insider Trading Policy are:

▪Cash Option Exercises. You may exercise a TRR stock option for cash. However, this exception does not apply to a cashless exercise of your stock options in which shares are sold in the market (i.e. a net exercise of your stock options).
▪Rule 10b5-1 Plans. You may sell or purchase TRR Securities pursuant to a Rule 10b5-1 Plan (see Section 3 below).
▪Employee Stock Purchase Plan. Purchases of common stock made on your behalf pursuant to the Company Employee Stock Purchase Plan, if any, resulting from periodic contributions of money to the plan made in accordance with the terms of the Company Employee Stock Purchase Plan.
▪Permitted Transactions. Any other transaction designated by the Company’s Board of Directors or any board committee or the Chief Legal Officer, with reference to this Policy, as a Permitted Transaction.
Please Note: You must contact the InsiderTradingPolicy@therealreal.com if you wish to utilize one the above exceptions prior to undertaking any of the actions above.

Exhibit 19
2.5.What do I need to do to trade TRR securities when the Trading Window is open?
All Designated Insiders must comply with the Company’s Pre-Clearance process as follows:

▪Complete the Pre-Clearance Request Form provided to you in the courtesy email reminder that the Trading Window is opening.
▪Email the Pre-Clearance Request Form to Preclearancerequest@therealreal.com not less than two (2) business days prior to the date you wish to trade in the TRR Securities.
▪You will receive a response prior to your proposed trading date.
▪You will have five (5) days from your proposed trading date or until the Trading Window closes, whichever is sooner, to complete your trade in TRR Securities.

If you are not a Designated Insider, you DO NOT need to comply with this Pre-Clearance process before trading in TRR Securities.
3.Rule 10b5-1 Plans

3.1.What is a Rule 10b5-1 Plan?

A Rule 10b5-1 Plan allows trades in your TRR Securities to take place even when the Trading Window is closed or you are in possession of Material Non-Public Information. A Rule 10b5-1 Plan is a written trading plan that you must sign in an open Trading Window and when you ARE NOT in possession of any Material Non-Public Information. The Rule 10b5-1 Plan is evidence that you made these future decisions about trading in TRR securities at the time that you signed the Rule 10b5-1 Plan.
A Rule 10b5-1 Plan provides an affirmative defense to prosecution for Insider Trading for transactions that you make in TRR securities. A Rule 10b5-1 Plan IS NOT a safe harbor from prosecution for Insider Trading.
3.2.How do I put a Rule 10b5-1 Plan in place?

If you would like to put a Rule 10b5-1 Plan in place, please contact InsiderTradingPolicy@therealreal.com.

3.3.What are the requirements for putting a Rule 10b5-1 Plan in place?

You must sign a Rule 10b5-1 Plan in place when (i) the Trading Window is open (if you are a Designated Insider) and (ii) you ARE NOT otherwise in possession of Material Non-Public Information.
Your Rule 10b5-1 Plan must be reviewed, approved and counter-signed by the Company and must comply in all respects with the requirements of Rule 10b5-1, which include the following:
▪a cooling-off period for directors and Officers (as defined by Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended) of the later of (1) 90 days following plan adoption; or (2) two business days following the disclosure in certain periodic reports of

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the Company’s financial results for the fiscal quarter in which the plan was adopted (but not to exceed 120 days following plan adoption) before any trading can commence under the plan;
▪a cooling-off period of 30 days for other persons;
▪a condition for directors and Officers to include a representation in their Rule 10b5-1 Plan certifying, at the time of the adoption, that: (1) they are not aware of Material Non-Public Information about the Company or its Securities; and (2) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5;
▪a limitation on using multiple overlapping Rule 10b5-1 plans (except as otherwise permitted by Rule 10b5-1);
▪a limitation on the ability of anyone other than issuers to rely on the affirmative defense for a single trade plan to one such plan during any consecutive 12-month period; and
▪a condition that all persons entering into a Rule 10b5-1 Plan must act in good faith with respect to that plan.
3.4.What broker may I use for my Rule 10b5-1 Plan?

You must use eTrade as the broker for your Rule 10b5-1 Plan, unless you are using your own broker at the time that this Insider Trading Policy is effective.
In exceptional circumstances where you wish to use your own broker, please email our Chief Legal Officer. Any exceptions to this requirement are at the sole discretion of the Chief Legal Officer.

3.5.May I trade alongside my Rule 10b5-1 Plan or have multiple Rule 10b5-1 Plans?

You ARE PROHIBITED from engaging in any trades of TRR Securities outside of your Rule 10b5-1 Plan. You may not have more than one Rule 10b5-1 Plan in effect at any time, except as expressly permitted by Rule 10b5- 1.
3.6.May I trade in the open market if my Rule 10b5-1 Plan expires?

If your Rule 10b5-1 Plan expires, you may trade in the open market in TRR Securities after that date if (i) the Trading Window is open and (ii) you ARE NOT otherwise in possession of Material Non-Public Information.

3.7.May I amend or terminate my Rule 10b5-1 Plan?

Your Rule 10b5-1 Plan MAY NOT be amended or terminated by you after you establish it unless approved by the Chief Legal Officer. Any modification or termination of your Rule 10b5-1 Plan may expose you to prosecution for Insider Trading as such modification or termination calls into question your “good faith” in establishing a Rule 10b5-1 Plan.

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If you terminate your Rule 10b5-1 Plan and then wish to establish a new Rule 10b5-1 Plan, the first trade under the new Rule 10b5-1 Plan may not occur until the applicable cooling off period has expired as described in Section 3.3, and subject to all other requirements in Section 3.3.
If you modify your Rule 10b5-1 Plan in a manner that is treated as a termination under Rule 10b5-1 (for example, any modification or change to the amount, price or timing of the purchase or sale of the securities underlying the plan, or the substitution or removal of a broker that changes the price or date on which purchases or sales are to be executed), the modification will be treated as a termination of the Rule 10b5-1 Plan and the modified plan will be treated as the adoption of a new 10b5-1 Plan subject to the requirements of Section 3.3 of this Insider Trading Policy (including a new cooling off period).

3.8.What is the record retention requirement for Rule 10b5-1 Plans?

You must keep a copy of your Rule 10b5-1 Plan for five (5) years after its termination.

4.Administration of this policy

The Legal Department is responsible for administering this Insider Trading Policy.
If you have any questions regarding this Insider Trading Policy or its applicability to any proposed transaction or event, please contact InsiderTradingPolicy@therealreal.com.
5.Training

The Legal Department will provide training about Insider Trading and this Insider Trading Policy on a periodic basis.
If you have any questions about Insider Trading or this Insider Trading Policy, please contact InsiderTradingPolicy@therealreal.com.
6.Document Review and Approval Requirements

This Insider Trading Policy will be periodically reviewed and updated by the Legal Department, subject to approval by the Company’s Board of Directors or a sub-committee thereof.

(February 2023)